UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

CAFEPRESS INC.

(Name of Subject Company)

CAFEPRESS INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Fred E. Durham III

Chief Executive Officer

CafePress Inc.

11909 Shelbyville Road

Louisville, Kentucky 40243

(502) 995-2229

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Jorge A. del Calvo, Esq.

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of CafePress Inc., a Delaware corporation (“CafePress” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2018, as amended by Amendment No. 1 and Amendment No. 2 filed with the SEC on October 23, 2018 and November 2, 2018, respectively (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Snapfish Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Snapfish, LLC, a California limited liability company (“Snapfish” or “Parent”), to purchase for cash all of the outstanding Common Stock (each Common Stock, a “Share” and collectively, the “Shares”) at a price per share of $1.48 (the “Offer Price”) net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively to the Tender Offer Statement on Schedule TO filed by Snapfish with the SEC on October 12, 2018.

Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph following the last paragraph of such Item:

“Completion of the Offer

The Offer expired as scheduled at midnight (Eastern time) at the end of November 8, 2018 (the “Expiration Time”) and was not extended. Computershare Inc., and its wholly-owned subsidiary Computershare Trust Company, N.A., the depositary and paying agent (together, in such capacity, the “Depositary”) for the Offer, advised Snapfish and Merger Sub that, as of the Expiration Time, a total of 14,235,152 Shares had been validly tendered and not properly withdrawn from the Offer, which tendered Shares represented approximately 82.9% of the Shares outstanding as of the Expiration Time (not including 90,620 Shares delivered through Notices of Guaranteed Delivery, representing approximately 0.5% of the Shares outstanding). All conditions to the Offer having been satisfied (or waived), Merger Sub accepted for payment all such Shares validly tendered and not properly withdrawn prior to the Expiration Time, and payment for such Shares is being made to the Depositary, which will act as the paying agent for tendering Company stockholders for the purpose of receiving payments for tendered Shares and transmitting such payments to tendering Company stockholders whose Shares have been accepted for payment, in accordance with the terms of the Offer. Following consummation of the Offer, Merger Sub intends to acquire the remaining Shares through the Merger. Merger Sub has acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, the Merger will be completed pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding will be converted into the right to receive the Offer Price (other than Shares owned by Parent, Merger Sub or any other affiliate of Parent or CafePress (as treasury stock or otherwise) or Shares owned by stockholders who have duly demanded and perfected, and have not withdrawn or otherwise waived or lost, dissenter’s rights in accordance with applicable law, which were canceled and extinguished). Following the Merger, all Shares will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act. On November 9, 2018, Parent and Merger Sub issued a press release announcing that Merger Sub accepted for payment all Shares that were validly tendered and not properly withdrawn prior to the Expiration Time in accordance with the terms of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(F) and incorporated by reference herein.”

Item 9.	Exhibits

“Item 9. Exhibits” of the Schedule 14D-9 is hereby supplemented by adding Exhibit (a)(5)(F) as described below.

Item 9.	Exhibits

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Parent and Merger Sub, dated November 9, 2018 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO filed with the SEC by Snapfish, LLC on November 9, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2018	CAFEPRESS INC.

	By:	/s/ Fred E. Durham III
Fred E. Durham III
Chief Executive Officer

3